Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of February 2007

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ENGAGES MACQUARIE BANK LIMITED FOR DEBT

FINANCING FOR SAN JOSE PROJECT

SPOKANE, WASHINGTON – February 23, 2007 – Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) has accepted an offer letter from Macquarie Bank Limited (“Macquarie Bank”, Australian Stock Exchange, ASX: MBL) to provide a loan facility of up to US$7.5 million. The main purpose of the facility will be to provide additional funding to Minera Andes for its 49% portion of the costs of the exploration, development and expansion of the San José silver/gold project under construction for planned 2nd quarter 2007 production.

The US$7.5 million debt facility to be provided by Macquarie Bank is subject to completion of documentation and certain regulatory approvals, including Toronto Stock Exchange approval. The debt financing is for part of Minera Andes’ share of the costs of mine construction, expansion of the exploration program which will include drilling new targets, expanding the reserves and resources, and for general working capital. In addition, since this facility is an extension of a previously used debt facility with Macquarie Bank, we realize a significant savings in cost to document and complete the loan.

The debt facility with Macquarie Bank is supplemental to the main US$55 million project finance loan facility (see November 20, 2006 news release) we have with Mauricio Hochschild & Cia. Ltda, our joint venture partner, at the San José project. The project finance facility with Hochschild has several benefits including no hedging for gold and silver production. Currently a total of US$49 million has been advanced to the project by way of bridge loans while the final documentation is being completed on the main loan facility.

Allen Ambrose, president of Minera Andes, said: “As the San José project is continuing to grow in size and scope, we are planning for expansion now while construction is in progress. Making adjustments in the mine plan now during construction allows us to make significant cost savings for expansion of the operations down the road. The Macquarie Bank bridge facility provides us with additional funds to complete our objectives.”

The commercial terms of the loan include a facility fee of 1.5% of the principal amount of the initial tranche and interest of Libor plus 2% p.a., currently totaling approximately 7.36% p.a. In addition, Minera Andes is to provide share purchase warrants to acquire 4,227,669 Common Shares of Minera Andes at an exercise price of C$2.06 per share. The warrant exercise price was calculated at a 25 percent premium to the volume weighted average of Minera Andes’ common stock determined from the twenty business days prior to February 21, 2007. Each warrant is to be exercisable for two years. The warrants and the underlying common shares will have a four month hold period. A success fee of US$75,000, being one percent of the principal amount of the facility, is payable to Xystus Limited for assisting with the structuring and negotiation of the loan facility.

Macquarie Bank Limited is a diversified international provider of specialist investment banking, trading and financial services with over 9,600 employees in 24 countries. Headquartered in Sydney, Australia, Macquarie Bank listed on the Australian Stock Exchange in 1996 and is ranked as one of Australia’s top 15 companies by market capitalization.

Drawdown of this finance facility is subject to completion of documentation, receipt of regulatory approval and completion of documentation with Mauricio Hochschild & Cia. Ltda.

Minera Andes is a gold, silver and copper exploration company working in Argentina. Minera Andes holds about 440,000 acres of exploration land in Argentina, including the co-owned San José silver/gold project now under construction and development for planned mine production. The Company is acquiring other exploration targets in southern Argentina. The Corporation presently has 157,229,415 issued and outstanding shares.

For further information, please contact Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada at the Vancouver office. Visit our web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

FORWARD-LOOKING STATEMENTS: This press release contains certain “forward-looking statements,” including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project.

The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations,, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks. Minera Andes’ joint venture partner, Mauricio Hochschild & Cia. Ltda., does not accept responsibility for the use of project data or the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President

Dated: February 28, 2007